

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 10, 2017

Via E-mail
Alan Audi
Anheuser-Busch InBev Services, LLC
250 Park Avenue
New York, New York 10177

> **Re:** **Anheuser-Busch InBev SA/NV**
> **Registration Statement on Form F-4**
> **Filed June 30, 2017**
> **File No. 333-219120**

Dear Mr. Audi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald E. Alper at (202) 551-3329 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

Cc: John Horsfield-Bradbury
    Sullivan & Cromwell LLP